

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

John J. Christmann IV
Chief Executive Officer
APA Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

      Re: APA Corporation
           Registration Statement on Form S-4
           Filed February 1, 2024
           File No. 333-276797

Dear John J. Christmann IV:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Zachary Podolsky